Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: January 7, 2016

The following communication was sent to the employees of Media General, Inc. on January 7, 2016:

Team,

Today we announced that Media General has completed the negotiation of terms for a transaction under which Nexstar Broadcasting Group would acquire Media General.  A copy of the press release, including the terms of the negotiated transaction, is attached.

I want to emphasize that we have not signed a definitive agreement with Nexstar and cannot do so unless and until our agreement with Meredith has been terminated.  If Meredith does not agree to terminate our agreement, we intend to hold a shareholder meeting as soon as possible during which our shareholders will vote on the Meredith transaction.  If the Meredith transaction is not approved by our shareholders at that meeting, we are permitted to terminate our agreement with Meredith and enter into a merger agreement with Nexstar. As of now, our Board continues to recommend the proposed transaction with Meredith.

I understand that you will likely have questions about what this development means and how we expect it to play out. While I cannot speculate on the outcome, it is important to remember that our goal is to deliver the best value for our company and all of our shareholders.  We ask that you please remain focused on your day-to-day responsibilities and serving our customers and business partners with the same relentless dedication that you always have.

As always, it is important for Media General to speak with one voice. If you receive any inquiries from the media or other third parties, please forward to Courtney Guertin at cguertin@mediageneral.com.

Thank you again for all that you do for Media General. We will keep you informed as we move forward.

Sincerely,

Vince Sadusky

President and CEO

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General and Meredith Media General have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General with the SEC on November 25, 2016 that contains a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General in connection with the Merger. Information about Media General’s directors and executive officers and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the preliminary joint proxy statement/prospectus regarding the Merger that Meredith Media General has filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this communication regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.